October 23, 2014

BY EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C.  20549

Re:          Comment Letter dated October 9, 2014

                Braskem S.A.

                Form 20-F for Fiscal Year Ended December 31, 2013

                Filed April 14, 2014

                File No. 1-14862

Dear Mr. Cash:

By letter dated October 9, 2014, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 14, 2014 (the “2013 Form 20-F”) by Braskem S.A. (the “Company”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments.  All page numbers refer to the 2013 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 18. Financial Statements, page F-1

Note 21 – Financial instruments, page F-68

We note your response to prior comment two from our letter dated August 22, 2014 and appreciate the additional information you provided. In light of the original maturity dates of the dollar-denominated liabilities you designated as a hedge for future exports, please revise future filings to disclose and more fully explain to us: how and why you designated these dollar-denominated liabilities as a hedge of exports during the period 2016 through 2024 and if and how the extended time period impacted your assessment of your ability to renegotiate or roll-over the liabilities and your assessment that the exports are “highly probable.”

The process the Company uses to determine its hedge structure considers the following items:

(I) Definition of the hedged item (future exports): The designation of hedged items was determined based on an analysis of historical and forecasted exports in accordance with the Company’s business plan. The time period considered for such a designation is from 2016 to 2024, which was selected because the company evaluates such export sales as highly probable on the basis that such sales are a relative low percentage of the total export annual forecast sales   and historical export sales. The hedged exports represents between 20% and 30% of the exports forecast by the Company’s business plan. Additionally, the Company emphasizes that the Company’s exports are not sporadic or occasional, but a structural part of the Company’s business and integrated in its strategic plan, especially because the Company operates in the petrochemical market, where competition is global.

(II) Definition of the hedging instrument (U.S. dollar-denominated liabilities): After the Company had defined the cash flow associated with the hedged items, it ensured that the cash flow profile associated with its U.S. dollar-denominated liabilities were suitable to be designated as hedging instruments (i.e., the eligible liabilities were sufficient to hedge the total volume of designated exports, while the forecast maturities of such liabilities, considering the strategy to rollover or replace them, was adequate to accomplish the cash flow hedge).

As discussed in the Company’s September 5, 2014 letter to the Staff, the Company maintains most of its liabilities denominated in U.S. dollars to mitigate the foreign exchange risk of the future export cash flows. As of May 1, 2013, the Company had approximately US$8.5 billion of foreign currency-denominated liability and only approximately US$902 million in foreign currency-denominated assets (cash and trade account receivables), resulting in a short U.S. dollar exposure of US$7.5 billion. Therefore, the Company’ adoption of hedge accounting provides a meaningful representation of the Company’s actual exposure to exchange risk.

Upon an item’s designation for hedge accounting, in order to maintain the U.S. dollar-denominated liabilities consistent with the forecast cash flow from exports, the Company takes the hedge accounting flow into account in its liability and refinancing strategy.

The replacement or rollover of the hedging instrument is provided by  IAS 39 paragraph 91:

“91.An entity shall discontinue prospectively the hedge accounting specified in paragraph 89 if:

(a)     the hedging instrument expires or is sold, terminated or exercised (for this purpose, the replacement or rollover of a hedging instrument into another hedging instrument is not an expiration or termination if such replacement or rollover is part of the entity's documented hedging strategy);

(b)     …”

As the Company included its refinancing, rollover or replacement strategy in the hedge documentation on the date of the original designation (as required by IAS 39), some liabilities that were selected as Hedge Instruments will be hedging  US export sales flows to occur at a later date than the original maturity date of these liabilities. The extended time period did not affect the Company’s assessment to renegotiate or rollover the liabilities. In this regard, if the refinancing never occurs, the exchange rate variation related to the period in which the relation was effective will remain in “other comprehensive income” until the export sale occurs.

To the extent that the Company has the option to prepay or extend the maturity of its liabilities under favorable terms, it may prepay or extend the maturity of liabilities designated as hedging instruments. In the event that the resulting changes in the profile of such liability results in an ineffective hedge relationship, the Company, in accordance with IAS39, will discontinue such hedge relationship with respect to such liability.

The Company maintains at least 50% of its net debt denominated in U.S. dollars as part of its financial policy and risk mitigation strategy. The balance between local and foreign currency debt is also a function of the Company’s expansion plan, adjusted in accordance with its cash generation. Historically, the rollover or replacement of the U.S. dollar-denominated liabilities has been executed efficiently by the Company’s management, which has relied on credit from several sources.

The Company will revise its future fillings to include the disclosure below:

“The Company designated the hedged item (future exports) and considers it as highly probable based, on the following factors:

•         Historically, annual export volumes represent three to four times the annual hedged exports;

•         In the past five years, the Company recorded average exports of US$2.4 billion annually, supporting the export amounts underlying the hedge;

•         The hedged exports represent between 20% and 30% of the annual forecasted export sales of the Company;

•         The Company’s exports are not sporadic or occasional, but integrated in its strategic plan and part of the petrochemical business.

The hedging instrument (U.S. dollar-denominated liabilities) was designated as a hedge of highly probable future export sales.”

Please also more fully explain to us your disclosure on page F-73 that “to analyze the effectiveness of the operations, the export flows will be considered only until the date of maturity of the underlying debt.”

The Company acknowledges the Staff’s observation and notes that the referenced disclosure does not represent the way in which the effectiveness is tested. Please note that when effectiveness is tested, it is assumed to be at 100%. The Company’s U.S. dollar-denominated liabilities are the hedging instrument, which hedges against our highly probable U.S. dollar sales, using the spot method. The Company will include more detailed disclosure in future filings.

In addition, please revise future filings to clarify the original maturity dates of the dollar-denominated liabilities you designated as a hedge for future exports.

The Company advises the Staff that in future filing it will disclose the original maturity dates of the U.S. dollar-denominated liabilities designated for hedge accounting.

*    *    *

The Company hereby acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments.  Should you have any additional questions or concerns, please contact Joel Benedito Junior at +55-11-3576-9734, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

By:        /s/ Mario Augusto da Silva

Name:   Mario Augusto da Silva

Title:      Chief Financial Officer

Braskem S.A.

cc:          Dale Welcome

                Anne McConnell

                               Securities and Exchange Commission